UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July, 2024

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

Reverse-Share Split

As of August 2, 2024, Siyata Mobile Inc. (the “Company”) will effectuate a 1 for 18 share consolidation of its authorized share capital, such that every 18 common shares, no par value, in the authorized share capital of the Company be consolidated into 1 common share, no par value (the “Share Consolidation” or “Reverse Split”).

The Reverse Split was approved by the Company’s board of directors on July 23, 2024, who approved implementing the Reverse Split. Accordingly, the Reverse Split shall be effective and the common shares are expected to begin trading on a split-adjusted basis when the market opens on August 2, 2024. The Reverse Split is intended to regain compliance by the Company with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”).

As of July 31, 2024, there were 14,443,370 of the Company’s common shares outstanding. Effecting the Reverse Split will reduce the outstanding common shares to approximately 802,413 shares.

In connection with the Reverse Split, the CUSIP number for the common shares has changed to: 83013Q 806.

Treatment of Share Options, Warrants and Restricted Shares

The number of common shares into which the Company’s outstanding share options, warrants and restricted shares, as well as the options’ and warrants’ relevant exercise price per share will be proportionally adjusted to reflect the Reverse Split.

Fractional Shares

Any fractional shares that would have resulted because of the Reverse Split will be rounded up to the nearest whole share.

On July 31, 2024, the Company issued a press release (the “Press Release”) announcing the Reverse Split. A copy of the Press Release is attached hereto as Exhibit 99.1.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 8, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third-party websites.

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2024	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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